Exhibit 12.1

Wal-Mart Stores, Inc.
Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Years Ended
	April 30,		January 31,
(Amounts in millions)	2015	2014	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$4,856	$5,625	$24,799	$24,656	$25,662	$24,332	$23,506
Capitalized interest	(10)	(20)	(59)	(78)	(74)	(60)	(63)
Consolidated net income attributable to the noncontrolling interest	58	(133)	(736)	(673)	(757)	(688)	(604)
Adjusted income before income taxes	4,904	5,472	24,004	23,905	24,831	23,584	22,839

Fixed charges:
Interest (1)	853	612	2,520	2,413	2,325	2,382	2,268
Interest component of rent	223	228	916	933	859	790	651
Total fixed charges	1,076	840	3,436	3,346	3,184	3,172	2,919
Income before income taxes and fixed charges	$5,980	$6,312	$27,440	$27,251	$28,015	$26,756	$25,758
Ratio of earnings to fixed charges	5.6	7.5	8.0	8.1	8.8	8.4	8.8
(1) Includes interest on debt and capital leases, amortization of debt issuance costs and capitalized interest.